UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41752

Perpetuals.com Ltd

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Convocation of the Eighth Ordinary General Meeting of Shareholders of Perpetuals.com Ltd

In accordance with the rules and regulations of the Japanese Companies Act, Perpetuals.com Ltd (the “Company”) has caused a notice and accompanying information, including voting instructions, to be sent to all holders of its ordinary shares and American Depositary Shares with respect to its eighth ordinary general meeting of shareholders to be held in Tokyo, Japan on July 24, 2026. Copies of the meeting notice and the form of proxy card are furnished hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibit 99.1 and Exhibit 99.2 furnished hereto shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Convocation of the Eighth Ordinary General Meeting of Shareholders
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perpetuals.com Ltd

Date: July 1, 2026	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Co-Chief Executive Officer, Interim Chief Financial Officer and Representative Director (Principal Executive Officer)

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